FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....P.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No... P ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

_______________________________________________________________________________________________________________________________________________________________________________________

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX, QUARTER: 2, YEAR: 2011

I N D E X

FS-01 CONSOLIDATED STATEMENT OF FINANCIAL POSITION, AT JUNE 30, 2011, DECEMBER 31, 2010 AND JANUARY 01, 2010

FS-02 CONSOLIDATED STATEMENT OF FINANCIAL POSITION - INFORMATIONAL DATA - AT JUNE 30, 2011, DECEMBER 31, 2010 AND JANUARY 01, 2010

FS-03 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, FOR THE PERIODS OF SIX AND THREE MONTHS ENDED IN JUNE 30, 2011 AND 2010

FS-04 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - OTHER ITEMS OF COMPREHENSIVE INCOME (LOSS) (NET OF TAX) - FOR THE PERIODS OF SIX AND THREE MONTHS ENDED IN JUNE 30, 2011 AND 2010

FS-05 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – INFORMATIONAL DATA - FOR THE PERIODS OF SIX AND THREE MONTHS ENDED IN JUNE 30, 2011 AND 2010

FS-06 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – INFORMATIONAL DATA (12 MONTHS) - FOR THE PERIODS OF SIX AND THREE MONTHS ENDED IN JUNE 30, 2011 AND 2010

FS-07 CONSOLIDATED STATEMENT OF CASH FLOWS, AT JUNE 30, 2011 AND 2010

FS-08 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

ANNEX 4.- BREAKDOWN OF CREDITS

ANNEX 5.- MONETARY FOREIGN CURRENCY POSITION

ANNEX 6.- DEBT INSTRUMENTS

ANNEX 7.-DISTRIBUTION OF REVENUE BY PRODUCT

ANALYSIS OF PAID CAPITAL STOCK

DERIVATIVE FINANCIAL INSTRUMENTS

GENERAL INFORMATION

BOARD OF DIRECTORS

_______________________________________________________________________________________________________________________________________________________________________________________

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT JUNE 30, 2011, DECEMBER 31, 2010 AND JANUARY 01, 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
		2Q 2011	4Q 2010	4Q 2009
TOTAL ASSETS		153,466,895	156,273,094	176,803,426
CURRENT ASSETS		35,497,317	36,759,328	51,649,800
CASH AND CASH EQUIVALENTS		4,143,975	7,493,465	14,379,768
SHORT TERM INVESMENT
	HELD-FOR-SALE INVESTMENTS
	HELD-FOR-TRADING INVESTMENTS
	HELD TO MATURITY INVESTMENTS
TRADE RECEIVABLES (NET)		16,050,041	15,368,111	15,612,825
	TRADE RECEIVABLES	20,870,054	20,403,417	19,921,706
	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-4,820,013	-5,035,306	-4,308,881
OTHER RECEIVABLES (NET)		5,857,497	2,280,422	4,812,731
	OTHER RECEIVABLES	5,857,497	2,280,422	4,812,731
	ALLOWANCE FOR DOUBTFUL ACCOUNTS
INVENTORIES		2,449,502	1,783,579	1,448,102
OTHER CURRENT ASSETS		6,996,302	9,833,751	15,396,374
	PREPAYMENTS	3,553,021	3,137,852	3,307,937
	DERIVATIVE FINANCIAL INSTRUMENTS	3,443,281	6,695,899	12,088,437
	ASSETS AVAILABLE FOR SALE
	DISCONTINUED OPERATIONS
	RIGHTS AND LICENSES
	OTHERS
TOTAL NON-CURRENT ASSETS		117,969,578	119,513,766	125,153,626
RECEIVABLES (NET)
INVESTMENTS		1,422,056	1,392,042	1,744,573
	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	1,422,056	1,392,042	1,744,573
	HELD-TO-MATURITY INVESTMENTS
	HELD-FOR-SALE INVESTMENTS
	OTHERS INVESTMENTS
PROPERTY, PLANT AND EQUIPMENT		95,757,570	99,421,332	106,047,642
	LAND AND BUILDINGS	19,182,666	19,264,542	18,901,853
	MACHINERY AND INDUSTRIAL EQUIPMENT	79,714,184	77,764,532	72,326,959
	OTHER EQUIPMENT	21,598,578	19,019,758	14,409,756
	ACCUMULATED DEPRECIATION	-25,378,917	-16,871,969
	CONSTRUCTION IN PROGRESS	641,059	244,469	409,074
INVESTMENT PROPERTY
BIOLOGICAL ASSETS
INTANGIBLE ASSETS		1,190,923	1,252,677	738,548
	GOODWILL	103,289	103,289
	BRANDS	442,477	456,707
	RIGHTS AND LICENSES	645,157	692,681	738,548
	OTHERS INTANGIBLE ASSETS
DEFERRED TAX ASSETS
OTHERS NON-CURRENT ASSETS		19,599,029	17,447,715	16,622,863
	DERIVATIVE FINANCIAL INSTRUMENTS
	EMPLOYEE BENEFIT	18,572,681	16,290,368	15,214,802
	DISCONTINUED OPERATIONS
	DEFERRED CHARGES	1,026,348	1,157,347	1,408,061
	OTHERS
TOTAL LIABILITIES		107,413,128	110,496,107	136,610,162
CURRENT LIABILITIES		42,745,541	32,673,661	37,326,097
BANK LOANS		4,164,754	1,272,982	7,363,129
STOCK MARKET LOANS		9,300,000	4,500,000	12,405,765
OTHER LIABILITIES WITH COST		5,919,450	6,178,550
TRADE PAYABLES		5,096,436	5,572,154	3,538,048
TAXES PAYABLE		2,335,950	2,443,268	2,211,626
	INCOME TAX PAYABLE		219,060
	OTHER TAXES PAYABLE	2,335,950	2,224,208	2,211,626
OTHERS CURRENT LIABILITIES		15,928,951	12,706,707	11,807,529
	INTEREST PAYABLE	561,961	630,490	936,516
	DERIVATIVE FINANCIAL INSTRUMENTS	1,873,497	1,547,054	848,824
	ADVANCES AND DEPOSITS FROM CUSTOMERS	35,487	26,269	94,572
	OTHER DEFERRED REVENUE	892,251	889,824	1,005,480
	EMPLOYEE BENEFITS	8,001,340	5,454,440	5,319,547
	PROVISIONS
	DISCONTINUED OPERATIONS
	OTHERS	4,564,415	4,158,630	3,602,590
TOTAL NON-CURRENT LIABILITIES		64,667,587	77,822,446	99,284,065
BANK LOANS		16,256,088	20,624,954	35,750,038
STOCK MARKET LOANS		32,136,282	41,944,459	47,355,416
OTHER LIABILITIES WITH COST
DEFERRED TAX LIABILITIES		15,288,907	14,641,160	15,720,811
OTHERS NON-CURRENT LIABILITIES		986,310	611,873	457,800
	DERIVATIVE FINANCIAL INSTRUMENTS
	ADVANCES AND DEPOSITS FROM CUSTOMERS
	OTHER DEFERRED REVENUE	986,310	611,873	457,800
	EMPLOYEE BENEFITS
	PROVISIONS
	DISCONTINUED OPERATIONS
	OTHERS
TOTAL EQUITY		46,053,767	45,776,987	40,193,264
EQUITY ATTRIBUTABLE TO OWNERS OF PARENT		45,731,414	45,467,630	40,151,174
NON-CONTROLLING INTERESTS		322,353	309,357	42,090
CAPITAL STOCK		5,441,696	5,467,035	5,473,815
SHARES REPURCHASED
PREMIUM ON ISSUANCE OF SHARES
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
OTHER CAPITAL CONTRIBUTED
RETAINED EARNINGS (ACCUMULATED LOSSES)		40,738,733	39,887,713	33,944,158
	LEGAL RESERVE	1,094,763	1,094,763	1,094,763
	OTHER RESERVES
	RETAINED EARNINGS	26,337,376	17,203,780	26,448,731
	NET INCOME FOR THE YEAR	6,905,930	15,188,506
	OTHERS	6,400,664	6,400,664	6,400,664
OTHER ITEMS OF INCOME (LOSS) ACCUMULATED COMPREHENSIVE		-449,015	112,882	733,201
	REVALUATION SURPLUS
	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS
	FOREING CURRENCY TRANSLATION	-39,446	55,367
	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE
	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-409,569	57,515	733,201
	CHANGES IN FAIR VALUE OF OTHER ASSETS
	SHARE OF OTHER COMPREHENSIVE INCOME (LOSS) OF ASSOCIATES AND JOINT VENTURES
	OTHER COMPREHENSIVE INCOME

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

  -INFORMATIONAL DATA -

  AT JUNE 30, 2011, DECEMBER 31, 2010 AND JANUARY 01, 2010

  (Thousands of Mexican Pesos)

Final printing

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Informational data (not part of the Statement)	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
	Amount	Amount	Amount
	2Q 2011	4Q 2010	4Q 2009
SHORT-TERM FOREIGN CURRENCY LIABILITIES	12,809,553	10,124,601	18,294,695
LONG TERM FOREIGN CURRENCY LIABILITIES	27,292,370	36,669,413	52,705,454
CAPITAL STOCK (NOMINAL)	77,852	78,398	78,545
RESTATEMENT OF CAPITAL STOCK	5,363,844	5,388,637	5,395,270
PENSIONS AND SENIORITY PREMIUMS
NUMBER OF EXECUTIVES (*)	80	83	84
NUMBER OF EMPLOYEES (*)	9,306	9,260	9,269
NUMBER OF WORKERS (*)	42,031	42,719	43,593
OUTSTANDING SHARES (*)	18,031,500,000	18,158,000,000	18,191,892,260
REPURCHASED SHARES (*)	126,500,000	33,892,260
RESTRICTED CASH (1)
GUARANTEED DEBT OF ASSOCIATED COMPANIES

  (1) This concept must be filled when they are given assurances that affect cash and cash equivalents

  (*) DATA UNITS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS OF SIX AND THREE MONTHS ENDED IN JUNE 30, 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		2Q 2011		2Q 2010
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER

REVENUE NET		55,160,631	27,613,931	57,002,657	28,436,002
	SERVICES	51,846,217	25,968,215	53,642,874	26,864,925
	SALE OF ASSETS	2,273,844	1,141,813	2,311,356	1,132,613
	INTERESTS
	ROYALTIES
	DIVIDENDS
	LEASES
	OTHER	1,040,570	503,903	1,048,427	438,464
COST OF SALES		29,857,052	15,023,222	31,055,642	15,659,615
GENERAL EXPENSES		11,348,313	5,744,476	11,203,535	5,826,661
PROFIT (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET		13,955,266	6,846,233	14,743,480	6,949,726
OTHER INCOME (EXPENSE), NET		-1,028,617	-578,343	-553,908	-422,367
OPERATING PROFIT (LOSS) (*)		12,926,649	6,267,890	14,189,572	6,527,359
FINANCE INCOME		1,990,379	411,522	1,928,516	535,043
	INTEREST INCOME	208,606	81,415	219,247	107,954
	GAIN ON FOREIGN EXCHANGE, NET	1,781,773	330,107	1,709,269
	GAIN ON DERIVATIVES, NET				427,089
	CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS
	OTHER FINANCE INCOME
FINANCE COSTS		4,445,803	1,889,887	4,338,734	1,787,246
	INTEREST EXPENSE	1,537,656	737,734	1,808,235	880,436
	LOSS ON FOREIGN EXCHANGE, NET				906,810
	LOSS ON DERIVATIVES, NET	2,569,314	1,152,153	2,530,499
	REPAYMENT OF EXPENSES FOR ISSUE
	CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS
	OTHER FINANCE COSTS	338,833
FINANCE INCOME (COSTS) NET		-2,455,424	-1,478,365	-2,410,218	-1,252,203
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES		39,068	32,190	75,263	55,257
PROFIT (LOSS) BEFORE INCOME TAX		10,510,293	4,821,715	11,854,617	5,330,413
INCOME TAX EXPENSE		3,591,367	1,657,044	3,764,737	1,760,428
	CURRENT TAX	2,761,909	1,192,995	4,538,439	2,056,722
	DEFERRED TAX	829,458	464,049	-773,702	-296,294
PROFIT (LOSS) FROM CONTINUING OPERATIONS		6,918,926	3,164,671	8,089,880	3,569,985
DISCONTINUED OPERATIONS
PROFIT (LOSS), NET		6,918,926	3,164,671	8,089,880	3,569,985
PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS		12,996	16,788	1,709	1,933
PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT		6,905,930	3,147,883	8,088,171	3,568,052

BASIC EARNINGS (LOSS) PER SHARE		0.38	0.17	0.44	0.20
DILUTED EARNINGS (LOSS) PER SHARE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- OTHER ITEMS OF COMPREHENSIVE INCOME (LOSS) (NET OF TAX) –

FOR THE PERIODS OF SIX AND THREE MONTHS ENDED IN JUNE 30, 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	2Q 2011		2Q 2010
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
PROFIT (LOSS), NET	6,918,926	3,164,671	8,089,880	3,569,985
REVALUATION SURPLUS
ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS
FOREING CURRENCY TRANSLATION	-94,813	-49,006	73,724	21,167
CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-467,084	-146,562	279,670	872,330
CHANGES IN FAIR VALUE OF OTHER ASSETS
SHARE OF OTHER COMPREHENSIVE INCOME (LOSS) OF ASSOCIATES AND JOINT VENTURES
OTHER COMPREHENSIVE INCOME
TOTAL OTHER COMPREHENSIVE ITEMS	-561,897	-195,568	353,394	893,497
TOTAL COMPREHENSIVE INCOME	6,357,029	2,969,103	8,443,274	4,463,482
COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	6,344,033	2,952,315	8,441,565	4,461,549
COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	12,996	16,788	1,709	1,933

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- INFORMATIONAL DATA –

FOR THE PERIODS OF SIX AND THREE MONTHS ENDED IN JUNE 30, 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	2Q 2011		2Q 2010
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
OPERATING DEPRECIATION AND AMORTIZATION	8,265,473	4,128,981	8,471,766	4,253,371
EMPLOYEES PROFIT SHARING EXPENSES	1,019,759	559,112	1,192,425	656,985

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- INFORMATIONAL DATA (12 MONTHS) -

FOR THE PERIODS OF SIX AND THREE MONTHS ENDED IN JUNE 30, 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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Informative data (12 Months)	YEAR
	CURRENT	PREVIOUS
	2Q 2011	2Q 2010
REVENUE NET (**)	111,720,082	116,292,471
PROFIT (LOSS) FROM OPERATION (**)	26,796,054	29,491,302
PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	14,006,265	17,548,065
PROFIT (LOSS), NET (**)	14,004,845	17,549,094
OPERATING DEPRECIATION AND AMORTIZATION (**)	16,714,500	17,029,614

(**) Information of the last twelve months.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

AT JUNE 30, 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
ACTIVITIES OF OPERATION
PROFIT (LOSS) BEFORE INCOME TAX		10,510,293	11,854,617
+(-) ITEMS NOT REQUIRING CASH		3,744,659	3,835,649
	+ ESTIMATE FOR THE PERIOD	4,862	5,657
	+ PROVISION FOR THE PERIOD	3,739,797	3,829,992
	+(-) OTHER UNREALIZED ITEMS
+(-) ITEMS RELATED TO INVESTING ACTIVITIES		8,426,620	8,704,069
	DEPRECIATION AND AMORTIZATION FOR THE PERIOD	8,465,688	8,779,332
	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT
	+(-) LOSS (REVERSAL) IMPAIRMENT
	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-39,068	-75,263
	(-) DIVIDENDS RECEIVED
	(-) INTEREST INCOME
	(-) EXCHANGE FLUCTUATION
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH
+(-) ITEMS RELATED TO FINANCING ACTIVITIES		2,707,565	2,452,350
	(+) ACCRUED INTEREST	1,537,656	1,808,235
	(+) EXCHANGE FLUCTUATION	-1,738,238	-1,886,384
	(+) DERIVATIVE TRANSACTIONS	2,569,314	2,530,499
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	338,833
CASH FLOW BEFORE INCOME TAX		25,389,137	26,846,685
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES		-10,505,376	-3,622,586
	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-681,929	-1,912,491
	+(-) DECREASE (INCREASE) IN INVENTORIES	-665,923	3,306
	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-1,569,498	-123,092
	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	120,399	1,114,000
	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-2,654,109	1,875,505
	+(-) INCOME TAXES PAID OR RETURNED	-5,054,316	-4,579,814
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		14,883,761	23,224,099
INVESTMENT ACTIVITIES
NET CASH FLOW FROM INVESTING ACTIVITIES		-5,695,957	-4,777,147
	(-) PERMANENT INVESTMENTS
	+ DISPOSITION OF PERMANENT INVESTMENTS
	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-5,693,187	-4,490,522
	+ SALE OF PROPERTY, PLANT AND EQUIPMENT
	(-) TEMPORARY INVESTMENTS
	+ DISPOSITION OF TEMPORARY INVESTMENTS
	(-) INVESTMENT IN INTANGIBLE ASSETS	-2,770	-3,801
	+ DISPOSITION OF INTANGIBLE ASSETS
	(-) ACQUISITIONS OF JOINT VENTURES		-282,824
	+ DISPOSITIONS OF JOINT VENTURES
	+ DIVIDEND RECEIVED
	+ INTEREST RECEIVED
	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS
	+(-) OTHER ITEMS
FINANCING ACTIVITIES
NET CASH FLOW FROM FINANCING ACTIVITIES		-12,537,294	-21,868,910
	+ BANK FINANCING
	+ STOCK MARKET FINANCING	1,000,000	1,500,000
	+ OTHER FINANCING
	(-) BANK FINANCING AMORTIZATION	-595,628	-4,043,495
	(-) STOCK MARKET FINANCING AMORTIZATION	-5,403,641	-13,794,140
	(-) OTHER FINANCING AMORTIZATION
	+(-) INCREASE (DECREASE) IN CAPITAL STOCK
	(-) DIVIDENDS PAID	-4,643,927	-4,273,789
	+ PREMIUM ON ISSUANCE OF SHARES
	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
	(-) INTEREST EXPENSE	-1,569,690	-2,015,532
	(-) REPURCHASE OF SHARES	-1,339,731	-11,043
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	15,323	769,089
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		-3,349,490	-3,421,958
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		7,493,465	14,379,768
CASH AND CASH EQUIVALENTS AT END OF PERIOD		4,143,975	10,957,810

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Thousands of Mexican Pesos)

Final printing

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CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	PROFITS OR LOSSES ACCUMULATED		OTHER ITEMS OF INCOME (LOSS) ACCUMULATED COMPREHENSIVE	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT APRIL 1st, 2010	5,473,815					1,094,763	32,849,395	733,201	40,151,174	42,090	40,193,264
RETROSPECTIVE ADJUSTMENTS
APPLICATION OF COMPREHENSIVE INCOME (LOSS) TO RETAINED EARNINGS
CONSTITUTION OF RESERVES
DECREED DIVIDENDS							-4,365,812		-4,365,812		-4,365,812
(DECREASE) INCREASE CAPITAL
REPURCHASE OF SHARES	-197						-10,846		-11,043		-11,043
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES
(DECREASE) INCREASE NON-CONTROLLING INTERESTS										280,338	280,338
OTHER CHANGES
COMPREHENSIVE INCOME (1)							8,088,171	353,394	8,441,565	1,709	8,443,274
BALANCE AT JUNE 30th,2010	5,473,618					1,094,763	36,560,908	1,086,595	44,215,884	324,137	44,540,021

BALANCE AT APRIL 1st, 2011	5,467,035					1,094,763	38,792,950	112,882	45,467,630	309,357	45,776,987
RETROSPECTIVE ADJUSTMENTS
APPLICATION OF COMPREHENSIVE INCOME (LOSS) TO RETAINED EARNINGS
CONSTITUTION OF RESERVES
DECREED DIVIDENDS							-4,740,518		-4,740,518		-4,740,518
(DECREASE) INCREASE CAPITAL
REPURCHASE OF SHARES	-25,339						-1,314,392		-1,339,731		-1,339,731
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES
(DECREASE) INCREASE NON-CONTROLLING INTERESTS
OTHER CHANGES
COMPREHENSIVE INCOME (1)							6,905,930	-561,897	6,344,033	12,996	6,357,029
BALANCE AT JUNE 30th,2011	5,441,696					1,094,763	39,643,970	-449,015	45,731,414	322,353	46,053,767

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Final printing

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Highlights

2nd Quarter 2011

  At June 30, 2011, TELMEX supported 12.354 million lines, a decrease of 1.9% compared with the same period of the previous year.

    This total excludes 1.4 million lines in areas which are concentrated in rural communities and will be served by Telmex Social.

    It also excludes 696,000 public telephony lines and 784,000 prepaid lines, which have decreased in the last 12 months by 83,000 and 123,000, respectively. At midyear, 113,000 lines that provided technical support for lines no longer being used for dial-up Internet access service were disconnected.

Taking these factors into account, there were 15.254 million lines in service at June 30, a decrease of 3.1% compared with the previous year.

  In all the countries in the world, there has been a continuous decrease in penetration of fixed lines. In a market of approximately 19.6 million fixed lines, TELMEX has a market share of 62.9% or 77.7% if public, prepaid and lines that are going to be served by Telmex Social are included. These market shares are below the average of 85.6% for the 35 most representative countries (Bank of America Merrill Lynch, Global Wireline Matrix 2010).

  Since April this year, TELMEX and Dish have offered a service package that for 299 pesos per month, (tax included), gives customers basic line rent (with 100 unlimited local calls) and two digital services (voice mail and call forwarding) to foster call completion that currently TELMEX offers at no cost plus video services provided by Dish México. Through this cooperation between the two companies, pay TV services can be made available to low-income segments of the population and TELMEX maintains its basic telephony customers.

Regarding our commercial agreements with Dish, México TELMEX provides Dish with billing and collection services through the telephone bill to approximately 55% of their customers and provides support in the market for around of 35% of their services through our distribution network. It is important to highlight that TELMEX does not install or operates Dish services, as TELMEX has repeatedly communicated in its reports to the Securities and Exchange Commission (SEC) and the Bolsa Mexicana de Valores, S.A.B de C.V. (BMV) (Mexican Stock Exchange) which are available on our website.

TELMEX drives education and digital culture in the country and has benefited more than 2 million students, teachers and parents in cooperation with institutions and the governments of the 32 Mexican states. Additionally, through more than 600 Aulas Digitales TELMEX (TELMEX Computer Halls) and 3,500 Bibliotecas Digitales TELMEX (TELMEX Digital Libraries) and thanks to the high academic performance of students and teachers, the participants recently excelled in six national contests in the areas of logic-mathematics, history and Spanish, among others. These evaluations were organized by the Secretaría de Educación Pública (Mexico’s Education Ministry) and other government entities.

  Given the substantial increase in costs associated with some advertising channels, we have successfully used other communications means to promote our products such as the Internet, digital means, magazines, movie theaters, newspapers and social networks, among others.

  It is important to highlight that excluding non-recurring line disconnections of the second quarter, line decrease observed in 2011 was lower that in the prior two years. In this manner, revenues in the second quarter totaled 27.614 billion pesos, a decrease of 2.9% compared with the same period of 2010, because the increase of 5.4% in data revenues was not enough to offset the decrease of 7.2% in voice services.

  From April to June, adjusted EBITDA (1) totaled 11.074 billion pesos, producing a margin of 40.1%. Operating income totaled 6.268 billion pesos, with a margin of 22.7%.

  Net income in the second quarter totaled 3.148 billion pesos. In the quarter, earnings per share were 17.4 Mexican cents, 11.2% lower than the same period of last year, and earnings per ADR (2) were 29.8 US cents, a decrease of 4.5% compared with the second quarter of 2010.

  At the end of June, total debt was the equivalent of 5.725 billion dollars, 971 million dollars less than June 30, 2010. Total net debt (3) was equivalent to 5.375 billion dollars.

  During the second quarter, the company used 479.034 million pesos to repurchase 44.5 million of its own shares.

  Capital expenditures (Capex) were the equivalent of 217 million dollars in the second quarter. Of this investment, 65.1% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

(1) Adjusted EBITDA: Defined as operating income plus depreciation and amortization and other expenses, net. Go to www.telmex.com in Investor Relations section where you can find the reconciliation of adjusted EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines and local traffic

At June 30, 2011, TELMEX supported 12.354 million lines, a decrease of 1.9% compared with the same period of the previous year.

    This total excludes 1.4 million lines in areas which are concentrated in rural communities and will be served by Telmex Social.

    It also excludes 696,000 public telephony lines and 784,000 prepaid lines, which have decreased in the last 12 months by 83,000 and 123,000, respectively. At midyear, 113,000 lines that provided technical support for lines no longer being used for dial-up Internet access service were disconnected.

Taking these factors into account, there were 15.254 million lines in service at June 30, a decrease of 3.1% compared with the previous year.

During the second quarter, local calls decreased 8.9% compared with the same period of 2010, totaling 4.436 billion local calls. The decline reflected the lower number of billed lines due to the growth in cellular telephony services and competition from other operators, as well as customers’ changing consumption profiles.

Long distance

In the second quarter, domestic long distance (DLD) traffic decreased 7.5% compared with the same quarter of 2010, totaling 4.357 billion minutes, mainly due to the decrease in termination traffic with cellular telephony operators and other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic increased 20.1% compared with the second quarter of 2010, totaling 407 million minutes. Among factors contributing to this increase were the inclusion of this service in the infinitum packages and the increase of termination traffic from cellular operators.

Incoming international long distance traffic increased 24.9% compared with the second quarter of 2010, totaling 2.258 billion minutes. The incoming-outgoing ratio was 5.5 times .

Interconnection

In the second quarter, interconnection traffic totaled 10.951 billion minutes, 0.8% lower than the same quarter of 2010, due to the 2.2% decrease in interconnection traffic with other local and long distance operators and the 8.3% decrease in traffic related to calling party pays services.

Internet access

Thanks to our customers’ preference, our high speed Internet access service infinitum at the end of June served 7.7 million broadband accesses, an increase of 10.4% compared with the same period of the previous year, reinforcing that infinitum continues to be the best connection because of its quality, service, price and high speed.

This growth has been supported by the sale of more than 83,000 computers in the second quarter, an increase of 21.1% compared with the same period of 2010. Since 1999, we have sold more than 3 million computers

Financial Results

The following financial information for 2011 and 2010 is presented in nominal pesos, according to International Financial Reporting Standards (IFRS).

Revenues: In the second quarter, revenues totaled 27.614 billion pesos, a decrease of 2.9% compared with the same period of the previous year. Revenues related to local and interconnection services showed decreases of 5.9% and 19.1%, respectively. Data services increased 5.4% and other revenues 4.8%, comprised of revenues from billing and collection and Tiendas TELMEX (TELMEX Stores).

  Local: Local service revenues totaled 9.687 billion pesos in the quarter, a decrease of 5.9% compared with the second quarter of 2010, due to decreases of 4.5% in revenue per local billed call and 8.9% in local traffic volume and to the decline in billed lines.

  DLD: DLD revenues totaled 3.018 billion pesos, 2.6% lower than the second quarter of 2010, due to the 7.5% decrease among others to termination traffic with cellular operators and other long distance operators and the 5.2% increase in average revenue per minute.

  ILD: ILD revenues totaled 1.464 billion pesos in the second quarter, an increase of 5.0% compared with the same quarter of the previous year. Outgoing international long distance minutes totaled 795 million pesos, 2.7% lower than the second quarter of 2010. Contributing factors included the 19.0% decrease in average revenue per minute and the 20.1% increase in outgoing traffic due to the integration of ILD minutes in packages with infinitum . Incoming international long distance traffic revenues totaled 669 million pesos, a 15.9% increase compared with the second quarter of 2010, due to the increase of 24.9% in incoming traffic and the reduction of 7.2% in average revenue per minute.

  Interconnection: In the quarter, interconnection revenues decreased 19.1% to 3.085 billion pesos compared with the second quarter of 2010, due to the 8.3% decline in calling party pays traffic services and the decrease of 12.0% in average revenue of these services.

  Data: Data revenues are comprised of Internet access services, services related to private networks and value-added services for corporate customers. Revenues from data services in the second quarter were 8.714 billion pesos, 5.4% higher compared with the same quarter of 2010. This increase was supported by the increase of 10.4% in Internet access services and ongoing marketing of value-added services for the corporate market.

Costs and expenses: In the second quarter of 2011, total costs and expenses were 21.346 billion pesos, 2.6% lower than the same period of the previous year, mainly due to a decrease in interconnection costs, the reduction in the amount paid to cellular telephony companies and lower charges for uncollectables.

  Cost of sales and services: In the second quarter, cost of sales and services increased 4.5% compared with the same period of 2010, totaling 9.127 billion pesos, due to higher maintenance expenses for our telecommunications network, higher costs for marketing of products and computer sales at Tiendas TELMEX (TELMEX Stores) and higher termination costs for calls to other countries.

  Commercial, administrative and general: In the period from April to June 2011, commercial, administrative and general expenses totaled 5.646 billion pesos, 0.5% lower than the same period a year ago, mainly due to lower charges for uncollectables and lower advertising costs.

  Interconnection: Interconnection costs were 1.767 billion pesos, a decrease of 33.8% compared with the second quarter of 2010 due to the 37.4% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 8.3% in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 4.0% compared with the same quarter of 2010, to 4.228 billion pesos, as a result of lower amounts of investments in recent years.

Adjusted EBITDA (1) and operating income: Adjusted EBITDA (1) totaled 11.074 billion pesos in the second quarter of 2011, a decrease of 2.5% compared with the same period of the prior year. The adjusted EBITDA margin was 40.1%. Operating income totaled 6.268 billion pesos in the second quarter and the operating margin was 22.7%.

Financing cost: In the second quarter, financing cost produced a charge of 1.478 billion pesos. This was a result of: i) a net interest charge of 1.488 billion pesos related to recognition of the market value of interest rate swaps and to debt reduction, ii) a net exchange gain of 10 million pesos because of the second-quarter exchange rate appreciation of 0.1289 pesos per dollar and the 3.097 billion dollars in dollar-peso hedges in effect at June 30, 2011.

Net income: In the second quarter, net income was 3.148 billion pesos, 11.8% lower than the same period of the previous year. Earnings per share were 17.4 Mexican cents, 11.2% lower than the second quarter of 2010, and earnings per ADR (2) were 29.8 US cents, a decrease of 4.5% compared with the same period of the previous year.

Investments: In the second quarter of 2011, capital expenditures (Capex) were the equivalent of 217 million dollars, of which 65.1% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

Repurchase of own shares: During the second quarter, the company used 479.034 million pesos to repurchase 44.5 million shares of its own shares.

Debt: Total debt at June 30, 2011, was the equivalent of 5.725 billion dollars, 971 million dollars less than the amount registered in 2010. Of which, 71.4% is long-term, 53.2% has fixed rates taking interest rate swaps into consideration, and 55.1% is in foreign currency, equivalent to 3.153 billion dollars. To minimize risks from variations in the exchange rate, at June 30, 2011, we had dollar-peso hedges for 3.097 billion dollars.

Total net debt (3) was equivalent of 5.375 billion dollars at the end of quarter.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the second quarter of 2011 and 2010.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		2Q2011		2Q2010	Inc.		6 months 11		6 months 10	Inc.
Revenues
Access, rent and measured service	P.	9,633	P.	10,220	(5.7)	P.	19,305	P.	20,589	(6.2)
LADA interconnection		1,107		1,191	(7.1)		2,233		2,355	(5.2)
Interconnection with operators		289		398	(27.4)		606		789	(23.2)
Interconnection with cellular operators		2,075		2,540	(18.3)		4,212		5,001	(15.8)
Other		3,877		3,720	4.2		7,721		7,748	(0.3)
Total		16,981		18,069	(6.0)		34,077		36,482	(6.6)

Costs and expenses
Cost of sales and services		6,413		6,023	6.5		12,671		12,018	5.4
Commercial, administrative and general		4,379		4,403	(0.5)		8,726		8,915	(2.1)
Interconnection		959		1,630	(41.2)		2,208		3,232	(31.7)
Depreciation and amortization		2,307		2,369	(2.6)		4,616		4,728	(2.4)
Other expenses, net		418		291	43.6		714		477	49.7
Total		14,476		14,716	(1.6)		28,935		29,370	(1.5)

Operating income	P.	2,505	P.	3,353	(25.3)	P.	5,142	P.	7,112	(27.7)

Adjusted EBITDA (1)	P.	5,230	P.	6,013	(13.0)	P.	10,472	P.	12,317	(15.0)

Adjusted EBITDA margin (%)		30.8		33.3	(2.5)		30.7		33.8	(3.1)
Operating margin (%)		14.8		18.6	(3.8)		15.1		19.5	(4.4)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		2Q2011		2Q2010	Inc.		6 months 11		6 months 10	Inc.
Revenues
Domestic long distance	P.	3,550	P.	3,694	(3.9)	P.	7,056	P.	7,341	(3.9)
International long distance		1,438		1,340	7.3		2,733		2,783	(1.8)
Total		4,988		5,034	(0.9)		9,789		10,124	(3.3)

Costs and expenses
Cost of sales and services		1,136		1,081	5.1		2,291		2,262	1.3
Commercial, administrative and general		1,253		1,256	(0.2)		2,509		2,518	(0.4)
Interconnection to the local network		1,616		1,815	(11.0)		3,305		3,605	(8.3)
Depreciation and amortization		389		429	(9.3)		798		859	(7.1)
Other expenses, net		56		38	47.4		97		64	51.6
Total		4,450		4,619	(3.7)		9,000		9,308	(3.3)

Operating income	P.	538	P.	415	29.6	P.	789	P.	816	(3.3)

Adjusted EBITDA (1)	P.	983	P.	882	11.5	P.	1,684	P.	1,739	(3.2)

Adjusted EBITDA margin (%)		19.7		17.5	2.2		17.2		17.2	0.0
Operating margin (%)		10.8		8.2	2.6		8.1		8.1	0.0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Final printing

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TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to unaudited condensed consolidated financial statements

For the six-month periods ended June 30, 2011 and 2010

(In thousands of Mexican pesos)

1. Reporting entity

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data services, the interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long distance carriers’, cellular telephone companies’ and local service carriers’ networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment and personal computers.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements for providing telephony services and establishes the basis for regulating rates.

The rates to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last eleven years, TELMEX management decided not to raise its rates for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links in the U.S.A.

On May 11, 2010, América Móvil, S.A.B. de C.V. (América Móvil) launched two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX’s controlling stockholder) and Telmex Internacional, S.A.B de C.V.. Carso Global Telecom was the direct holder of 59.4% of the outstanding shares of TELMEX. On June 16, 2010, América Móvil completed the acquisition of 99.4% of the outstanding shares of Carso Global Telecom by means of a first public exchange offer, thus, América Móvil indirectly owned 59.1% of the outstanding shares of TELMEX by then. Upon completion of this transaction, TELMEX became a subsidiary of América Móvil. América Móvil launched an additional offer on November 19, 2010, which ended on December 17, 2010, increasing to 59.5% its indirect ownership of the outstanding shares of TELMEX.

At an extraordinary meeting held on April 4, 2011, the stockholders approved a corporate restructuring, through the creation of a subsidiary company that will provide telecommunications and interconnection services in rural areas, where fixed telephony competitors do not invest. The subsidiary will be named Telmex Social.

The restructuring is subject, if needed, to the approval of the Communications Ministry (Secretaría de Comunicaciones y Transportes, or SCT), as well as the authorization and confirmation of the rest of the corresponding authorities and governmental entities.

The corporate offices of the Company are located on Parque Vía 190, Colonia Cuauhtémoc, 06599 México D.F., México.

2. First-time Adoption of International Financial Reporting Standards (IFRS)

The Company, with the authorizations of its Board of Directors, Audit Committee, Mexican Stock Exchange and Mexican Banking and Securities Commission (BMV and CNBV), decided to adopt IFRS as of January 1, 2011, with a transition date as of January 1, 2010. In the following paragraphs, the effects of initial adoption to IFRS are explained and a reconciliation between Mexican Financial Reporting Standards (Mexican FRS) and IFRS is presented. Mexican FRS are the financial reporting standards under which the Company was obliged to prepare its financial information until December 31, 2010.

IFRS 1 "First-time Adoption of International Financial Reporting Standards" provides a number of optional exemptions from the general requirement for full retrospective application of the IFRSs, in specified areas where the cost of complying with them would be likely to exceed the benefits to users of financial statements.

It also establishes a number of mandatory exemptions that prohibit retrospective application of IFRS in some areas, particularly where retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.

TELMEX has applied the mandatory exemptions included in IFRS 1 regarding to retrospective application of other IFRS at the transition date, which relate to the following items:

  Accounting estimates

  Derecognition of financial assets and financial liabilities

  Hedge accounting

  Non-controlling interests

  Classification and measurement of financial assets

The optional exemptions adopted by the Company are set out below:

A) Deemed cost

In accordance with IFRS 1, “an entity may elect to measure an item of property, plant and equipment at fair value at the date of its transition to IFRS and use that fair value as its deemed cost at that date”.

“ A first-time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to:

(a) fair value; or

(b) cost or depreciated cost under IFRS, adjusted to reflect, for example, changes in a general or specific price index”.

TELMEX has decided to use as deemed cost at the date of transition, the revalued amount of its plant, property and equipment performed under Mexican FRS, which includes effects of inflation through December 31, 2007 and subsequent additions at historical cost.

B) Employee benefits

Cumulative actuarial losses

In accordance with IAS 19, “Employee benefits”, an entity may elect to use a ‘corridor’ approach that leaves some actuarial gains and losses unrecognised. Retrospective application of this approach requires an entity to split the cumulative actuarial gains and losses from the inception of the plan until the date of transition to IFRSs into a recognised portion and an unrecognised portion.

However, a first-time adopter may elect to recognise all cumulative actuarial gains and losses at the date of transition to IFRSs, even if it uses the corridor approach for later actuarial gains and losses

TELMEX elected to apply the “corridor” approach retrospectively and therefore deferred the recognition of actuarial gains and losses in conformity with international standard, resulting in a decrease in net projected asset of P.1,216,051 at the date of transition to IFRSs.

Deferred employee profit sharing

NIF D-3, “Employee benefits”, requires the recognition of deferred employee profit sharing on financial statements while IFRS does not establish guidelines for its recognition. Therefore, the Company canceled the deferred employee profit sharing liability of P3,954,136 at the date of transition to IFRSs.

Termination benefits

NIF D-3 requires the recognition of actuarial provision for termination benefits of employment other reasons different of restructuring, while IFRSs don’t address this issue. Because of this, TELMEX canceled a termination benefits provision of P.159,377 at the date of transition to IFRSs.

C) Recognition of effects of inflation

IAS 29 "Financial reporting in hyperinflationary economies" requires the recognition of the effects of inflation on financial information when the entity operates in a hyperinflationary economic environment, which one of its features is that the cumulative inflation rate over three years approaches, or exceeds 100%.

The last three years in which Mexico was no longer a hyperinflationary economy was the period from 1996 to 1998, whereby the Company eliminated the inflation in the rest of its non-monetary assets and liabilities, as well as items of capital stock and legal reserve, recognised under Mexican FRS from January 1, 1999 to December 31, 2007.

D) Cumulative translation differences

In accordance with IFRS 1, a first-time adopter need not comply with the requirements of IAS 21 "The effects of changes in foreign exchange rates". TELMEX used this exemption therefore considered null the effect of translation of foreign entities at the date of transition to IFRSs, which at that time was of P.134,550, net of deferred taxes.

E) Risk of the party and counterparty

IAS 39, “Financial instruments: Recognition and Measurement”, requires that credit risk is taken into account when determining fair value of financial instruments. For the transition from Mexican FRS to IFRS, TELMEX adjusted the fair value of derivative assets and liabilities determined under Mexican FRS with the non performance risk. Therefore, the fair value of derivative assets and liabilities position is net of a credit valuation adjustment attributable to TELMEX’s “own credit risk” and derivative counterparty default risk, which at the date of transition amounted P.137,112.

F) Deferred tax

As a result of the exemptions as well as the differences described above, were affected the carrying value of certain assets and liabilities, therefore deferred taxes were recalculated using the guidelines of IAS 12 "Income taxes", resulting in an increase of P.661,053 in deferred tax liability at the date of transition to IFRSs.

Reconciliations of Equity reported under Mexican FRS to Equity under IFRSs (unaudited)

(In thousands of Mexican pesos)

	Note	Mexican FRS	Effect of transition to IFRSs	Opening IFRS	Mexican FRS	Effect of transition to IFRSs	IFRSs	Mexican FRS	Effect of transition to IFRSs	IFRSs
	2	As at January 1, 2010 (date of transition)			As at June 30, 2010			Year ended December 31, 2010
Assets
Current assets:
Cash and cash equivalents		P. 14,379,768		P. 14,379,768	P. 10,957,810		P. 10,957,810	P. 7,493,465		P. 7,493,465
Accounts receivable, net		20,425,556		20,425,556	23,401,184		23,401,184	17,648,533		17,648,533
Derivative financial instruments	E	12,225,550	(137,113)	12,088,437	10,628,349	(494,004)	10,134,345	6,957,018	(261,119)	6,695,899
Inventories for sale, net		1,448,102		1,448,102	1,444,796		1,444,796	1,783,579		1,783,579
Prepaid expenses and others	C	3,303,275	4,662	3,307,937	3,479,425	11,302	3,490,727	3,121,994	15,858	3,137,852
Total current assets		51,782,251	(132,451)	51,649,800	49,911,564	(482,702)	49,428,862	37,004,589	(245,261)	36,759,328

Plant, property and equipment, net		106,047,642		106,047,642	101,859,551		101,859,551	99,421,332		99,421,332
Licenses and trademarks, net	C	918,341	(179,793)	738,548	1,251,918	(168,798)	1,083,120	1,307,517	(158,129)	1,149,388
Equity investments		1,775,380	(30,807)	1,744,573	1,845,236	(30,807)	1,814,429	1,392,042		1,392,042
Net projected asset	B	16,430,857	(1,216,055)	15,214,802	13,743,868	(1,074,708)	12,669,160	17,342,200	(1,051,832)	16,290,368
Goodwill					118,101		118,101	103,289		103,289
Deferred charges and prepaid expenses, net	C	1,442,330	(34,269)	1,408,061	1,172,710	(27,441)	1,145,269	1,183,363	(26,016)	1,157,347
Total assets		P. 178,396,801	(1,593,375)	P. 176,803,426	P 169,902,948	(1,784,456)	P. 168,118,492	P. 157,754,332	(1,481,238)	P. 156,273,094

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt		P. 19,768,894		P. 19,768,894	P. 3,790,149		P. 3,790,149	P. 11,951,532		P. 11,951,532
Accounts payable and accrued liabilities	E	14,245,612	(87)	14,245,525	20,299,295	(17,846)	20,281,449	17,377,010	(14,242)	17,362,768
Taxes payable		2,211,626		2,211,626	2,029,073		2,029,073	2,443,268		2,443,268
Deferred revenues	C	1,104,175	(4,123)	1,100,052	952,573	(1,281)	951,292	917,377	(1,284)	916,093
Total current liabilities		37,330,307	(4,210)	37,326,097	27,071,090	(19,127)	27,051,963	32,689,187	(15,526)	32,673,661

Long-term debt		83,105,454		83,105,454	80,963,474		80,963,474	62,569,413		62,569,413
Labor obligations	B	4,113,513	(4,113,513)		3,813,594	(3,813,594)		3,516,686	(3,516,686)
Deferred taxes	F	15,060,058	660,753	15,720,811	14,543,149	503,385	15,046,534	14,132,763	508,397	14,641,160
Deferred revenues	C	466,696	(8,896)	457,800	527,610	(11,110)	516,500	622,351	(10,478)	611,873
Total liabilities		140,076,028	(3,465,866)	136,610,162	126,918,917	(3,340,446)	123,578,471	113,530,400	(3,034,293)	110,496,107

Stockholders’ equity:
Capital stock	C	9,020,300	(3,546,485)	5,473,815	9,019,971	(3,546,353)	5,473,618	9,008,985	(3,541,950)	5,467,035
Retained earnings:
Prior years	C	28,375,768	(832,274)	27,543,494	23,999,242	(832,406)	23,166,836	19,135,353	(836,810)	18,298,543
Initial effect of IFRS adoption			6,400,664	6,400,664		6,400,664	6,400,664		6,400,664	6,400,664
Current year					8,233,608	(145,437)	8,088,171	15,384,162	(195,656)	15,188,506
		28,375,768	5,568,390	33,944,158	32,232,850	5,422,821	37,655,671	34,519,515	5,368,198	39,887,713
Accumulated other comprehensive income items	B, D, E	883,225	(150,024)	733,201	1,407,735	(321,140)	1,086,595	386,109	(273,227)	112,882
Controlling interest		38,279,293	1,871,881	40,151,174	42,660,556	1,555,328	44,215,884	43,914,609	1,553,021	45,467,630
Noncontrolling interest		41,480	610	42,090	323,475	662	324,137	309,323	34	309,357
Total stockholders’ equity		38,320,773	1,872,491	40,193,264	42,984,031	1,555,990	44,540,021	44,223,932	1,553,055	45,776,987
Total liabilities and stockholders’ equity		P.178,396,801	(1,593,375)	P. 176,803,426	P. 169,902,948	(1,784,456)	P. 168,118,492	P. 157,754,332	(1,481,238)	P. 156,273,094

Reconciliations of Profit under Mexican FRS to Profit under IFRS (unaudited)

(In thousands of Mexican pesos)

	Note	Mexican FRS	Effect of transition to IFRSs	IFRSs	Mexican FRS	Effect of transition to IFRSs	IFRSs
	2	For the six months ended June 30, 2010			For the year ended December 31, 2010
Operating revenues:
Local service		P. 20,751,722		P. 20,751,722	P. 41,006,772		P. 41,006,772
Long distance service:
Domestic		6,203,344		6,203,344	12,264,837		12,264,837
International		2,833,330		2,833,330	5,646,278		5,646,278
Interconnection service		7,569,022		7,569,022	15,022,721		15,022,721
Data	C	16,286,084	(628)	16,285,456	32,878,968	(1,257)	32,877,711
Other		3,359,783		3,359,783	6,743,789		6,743,789
		57,003,285	(628)	57,002,657	113,563,365	(1,257)	113,562,108
Operating costs and expenses:
Cost of sales and services	B, C	17,413,233	(109,672)	17,303,561	34,710,580	(131,040)	34,579,540
Commercial, administrative and general expenses	B, C	10,949,564	(53,595)	10,895,969	22,351,181	(54,380)	22,296,801
Interconnection	C	5,280,315		5,280,315	10,561,053		10,561,053
Depreciation and amortization	B	8,790,917	(11,585)	8,779,332	17,523,330	(22,959)	17,500,371
Other expenses, net			553,908	553,908		565,366	565,366
		42,434,029	379,056	42,813,085	85,146,144	356,987	85,503,131
Operating income		14,569,256	(379,684)	14,189,572	28,417,221	(358,244)	28,058,977

Other expenses (income), net	B	171,451	(171,451)		78,337	(78,337)

Financing cost:
Interest income		(219,247)		(219,247)	(583,761)		(583,761)
Interest expense	C	3,016,152	(738)	3,015,414	5,733,627	(1,399)	5,732,228
Exchange gain, net		(385,949)		(385,949)	(394,470)		(394,470)
		2,410,956	(738)	2,410,218	4,755,396	(1,399)	4,753,997

Equity interest in net income of affiliates		75,263		75,263	195,910		195,910

Income before taxes on profits		12,062,112	(207,495)	11,854,617	23,779,398	(278,508)	23,500,890
Provision for income tax	F	3,826,848	(62,111)	3,764,737	8,407,940	(82,849)	8,325,091
Net income		P. 8,235,264	(145,384)	P. 8,089,880	P. 15,371,458	(195,659)	P. 15,175,799

Distribution of net income:
Controlling interest		P. 8,233,608	(145,437)	P. 8,088,171	P. 15,384,162	(195,656)	P. 15,188,506
Noncontrolling interest		1,656	53	1,709	(12,704)	(3)	(12,707)
		P. 8,235,264	(145,384)	P. 8,089,880	P. 15,371,458	(195,659)	P. 15,175,799

3. Basis of presentation of financial statements and accounting rules

3.1 Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS 34) “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB). These are the Company’s first condensed consolidated interim financial statements prepared in conformity with IFRS for part of the period covered by the first IFRS annual financial statements and IFRS 1 “First-time Adoption of International Financial Reporting Standards has been applied. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

In preparing these condensed consolidated interim financial statements the Company has applied IFRS and current interpretations, which are subject to changes issued by the IASB. Therefore, until the Company prepares its first complete set of financial statements under IFRS at December 31, 2011, there is the possibility that comparative consolidated financial statements be adjusted.

3.2 Basis of consolidation

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which TELMEX obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as TELMEX, using consistent accounting policies.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Noncontrolling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

Equity investments in affiliated companies over which the Company exercises significant influence is accounted for using the equity method, which basically consists of recognizing TELMEX’s proportional share in the net income or loss and the stockholders’ equity of the investee.

The results of operations of the subsidiaries and affiliates were included in TELMEX’s financial statements as of the month following their acquisition.

The principal subsidiaries included in the consolidated financial statements are listed below:

		% equity interest at
Company	Country	June 30, 2011	December 31, 2010
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	México	100%	100%
Alquiladora de Casas, S.A. de C.V.	México	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	México	100%	100%
Consorcio Red Uno, S.A. de C.V.	México	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	México	100%	100%
Uninet, S.A. de C.V.	México	100%	100%
Telmex USA, L.L.C.	E.U.A.	100%	100%

3.3 Translation of financial statements of foreign subsidiary

The financial statements of the foreign subsidiary are consolidated once the financial statements have been adjusted to conform to IFRS in the corresponding local currency, and are then translated to the reporting currency. All the assets and liabilities of the foreign subsidiary are translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

3.4 Significant accounting policies and practices

The accounting policies applied by the Company in these consolidated interim financial statements are the same as applied in its financial statements at December 31, 2010, except for those who may be modified as a result of first-time adoption of IFRS.

a) Recognition of revenues

Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges for prepayment plans, based on the number of minutes.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered to the customer.

Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the authorized rates. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These services are regulated by agreements with these operators, in which the rates to be paid are defined.

Data revenues include revenues from services related to data transmission through private and managed networks and revenues from Internet access.

b) Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates. TELMEX based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of TELMEX. Such changes are reflected in the estimates and assumptions and the related effect in the financial statements when they occur.

c) Cash and cash equivalents

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents are represented by short-term deposits made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

d) Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. The Company uses primarily cross-currency swaps and when necessary foreign currency forwards to offset the short-term risk of exchange rate fluctuations. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net amount of either paying or receiving a fixed interest rate and the cash flow from receiving or paying a floating interest rate, based on a notional amount denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

The Company's policy includes: i) formal documentation of all hedging relationships between the hedging instrument and the hedged position; ii) the objectives for risk management; and iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flow of the derivatives with the cash flows of the corresponding assets and liabilities recognized in the balance sheet.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During the six-month period ended June 30, 2011, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s historical experience, the aging of the balances and general economic trends, as well as an evaluation of accounts receivable in litigation seeking recovery. The allowance for doubtful accounts primarily covers the balances of accounts receivable greater than 90 days old.

The risk of uncollectibility of accounts receivable from related parties is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

f) Inventories

Inventories for sale are valued at average cost. The carrying value of inventories is not in excess of their net realizable value.

g) Plant, property and equipment

Plant, property and equipment are recognized at cost minus accumulated depreciation and any impairment losses. Cost includes purchase price plus expenses directly attributable to the asset in order to bring it to the location and condition to be operated in the intended manner.

The Company has decided to use as deemed cost at the date of transition, the revalued cost of property, plant and equipment determined in conformity with Mexican FRS at December 31, 2009 (which includes the effects of inflation through December 31, 2007).

Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets.

The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

An item of plant, property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end and adjusted prospectively, if appropriate.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

Inventories for the operation of the telephone plant are valued at average cost, which is not in excess of their net realizable value.

h) Leases

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

i) Licenses and trademarks

TELMEX records licenses at acquisition cost. The amortization period is based on the terms of the licenses, which range from 5 to 20 years. Trademarks are recorded at their estimated fair values at the date of acquisition, as determined by independent appraisers, and are amortized using the straight-line method over a sixteen-year period.

j) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value of acquisition date and the amount of any noncontrolling interest in the acquiree. For each business combination, the acquirer measures the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs incurred are expensed and included in administrative expenses.

The subsequent acquisition of noncontrolling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill is initially measured as the excess of the acquisition price and the amount recognized for noncontrolling interest, as measured at their fair value, over the net identifiable assets acquired and liabilities assumed.

k) Accrued liabilities

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

l) Labor obligations

The cost of pension, seniority premium and termination benefits (severance) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method.

Actuarial (losses) gains are being amortized over a period of 11 years, which is the estimated average remaining working lifetime of Company employees.

m) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

n) Taxes on profits

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Deferred tax

Deferred taxes on profits are recognized using the asset and liability method. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax values of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

o) Earnings per share

Earnings per share are determined by dividing the controlling interest in net income by the weighted-average number of shares outstanding during the period. In determining the weighted-average number of shares outstanding during the period, shares repurchased by the Company have been excluded.

p) Concentration of risk

The Company’s principal financial instruments consist of senior notes, domestic senior notes, bank loans, derivative financial instruments and accounts payable. The Company has financial assets, such as cash and cash equivalents, accounts receivable and prepaid expenses that are directly related to its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments as hedges against its debt obligations.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, debt and derivative financial instruments. Pension fund assets are subject to market risk. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified, because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

A portion of excess cash is invested in time deposits in financial institutions with strong credit ratings.

q) Segments

Segment information is presented based on information used by the Company in its decision-making processes.

Local and long distance segment information differs from the information presented in the consolidated financial statements due to:

  Segment information only includes those companies that are directly involved in rendering local and long distance telephone services in Mexico.

  Local service includes: revenues from basic rent, measured service, installation charges, equipment sales and interconnection.

  Long distance service includes: revenues from basic services of domestic and international long distance services; it does not include revenues from rural and public telephony and data services.

  The services being disclosed include the corresponding attributes for interconnection, billing, collecting, co-location and leased lines.

  Interconnection with cellular operators includes revenues from calling party pays.

r) New accounting pronouncements

Amendments to standards applicable in 2011, which could affect TELMEX’s accounting policies:

  IAS 24 (revised), Related parties – Disclosures.

  IFRS 7 (amendments), Financial instruments – Disclosures on transfers of financial assets.

  Improvements to IFRS.

The following are those new and revised standards issued, which the Company expects to be applicable at a future date when these are effective:

  IFRS 10, Consolidated financial statements.

  IFRS 11, Joint arrangements.

  IFRS 12, Disclosure of interest in other entities.

  IFRS 13, Fair value measurement.

  IAS 27 (revised), Separate financial statements.

  IAS 28 (revised), Investments in associates and joint ventures.

  IAS 19 (revised), Employee benefits.

  IAS 1 (amendment), Financial statement presentation on other comprehensive income (OCI).

The Company is currently evaluating the impact of these new accounting pronouncements will have on its consolidated financial statements and notes.

  Plant, Property and Equipment

During the six-month period ended June 30, 2011, the Company made the following capital expenditures, before retirements:

	1Q11	% of	Amount	Budget	% of
	Apr-Jun	advance	exercised 2011	2011	advance
Data	P. 1,528,968	29.6	P. 2,462,305	P. 5,158,387	47.7
Internal plant	25,337	11.6	43,999	218,000	20.2
Networks	237,410	56.0	387,623	424,000	91.4
Transport networks	83,816	4.3	129,926	1,968,000	6.6
Systems	74,017	17.6	74,131	420,227	17.6
Other	576,647	22.6	826,341	2,547,000	32.4
Telmex USA	35,423	55.0	53,379	64,386	82.9
Total investment	P. 2,561,618	23.7	P. 3,977,704	P. 10,800,000	36.8

  Debt

Short-term and long-term debt consist of the following:

	Weighted average interest rate at		Maturities from	Balance at
	June 30, 2011	December 31, 2010	2011 through	June 30, 2011	December 31, 2010
Debt denominated in foreign currency:
Senior notes	5.5%	5.5%	2019	P. 11,036,282	P. 16,044,459
Bank loans	0.7%	0.8%	2018	20,194,965	21,665,623
Others	0.5%	0.6%	2022	6,099,327	6,364,863
Total debt denominated in foreign currency				37,330,574	44,074,945
Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016	4,500,000	4,500,000
Domestic senior notes	6.3%	6.3%	2037	25,900,000	25,900,000
Bank loans	5.4%	5.5%	2012	46,000	46,000
Total debt denominated in Mexican pesos				30,446,000	30,446,000
Total debt				67,776,574	74,520,945
Less short-term debt and current portion of long-term debt				19,384,204	11,951,532
Long-term debt				P. 48,392,370	P. 62,569,413

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted-average cost of debt at June 30, 2011 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 6.1% (6.6% at December 31, 2010).

Short-term debt and current portion of long-term debt consist of the following:

Balance at
	June 30, 2011	December 31, 2010
Short term debt:
Bank loans	P. 46 ,000	P. 46 ,000
Others	5 ,919,450	6 ,178,550
	5,965,450	6,224,550
Current portion of long-term debt:
Domestic Senior notes	9,300,000	4,500,000
Bank loans	4 ,118,754	1 ,226,982
	13 ,418,754	5 ,726,982
Total	P. 19,384,204	P. 11,951,532

Senior notes:

At June 30, 2011, we had two outstanding senior notes denominated in US dollars, one for U.S.$554.8 million due in 2015 and the other for U.S.$377.4 million due in 2019 (equivalent, both together to P.11,036,282) and an outstanding senior note denominated in Mexican pesos for a total of P.4,500,000.

On February 2, 2011, América Móvil launched a private offer to exchange any and all outstanding senior notes of TELMEX with maturity in 2015 and 2019, for new senior notes of América Móvil. The offer expired on March 3, 2011. As a result of the offer, on March 8, 2011, U.S.$243.6 million of senior notes due in 2015 and U.S.$122.6 million of senior notes due in 2019 were exchanged for América Móvil senior notes. On March 10, 2011, TELMEX paid América Móvil U.S.$394.0 million, which includes a premium of U.S.$27.8 million, to extinguish the exchanged senior notes. The consideration paid by TELMEX was based on the same market conditions under which the TELMEX senior notes were exchanged by América Móvil.

Syndicated loans:

There are two syndicated loans, one of them has an outstanding tranche of U.S.$700 million due in August 2013, while the other has an outstanding tranche of U.S.$250 million due in June 2012. These loans bear interest at a specified margin over the London Interbank Offered Rate (LIBOR). At June 30, 2011, these credits are equal to P.11,246,955 and are included under Bank loans (debt denominated in foreign currency).

Domestic senior notes (Certificados bursátiles):

All domestic senior notes are denominated in Mexican pesos; some bear fix-rate interest, while others bear interest equal to a specified margin in respect of the Mexican interbank equilibrium interest rate (TIIE). At June 30, 2011, we had P.25,900,000 in outstanding domestic senior notes.

Others:

We have a loan with América Móvil for U.S.$500 million due in October, 2011. This loan bears interest with a 25-basis points margin over LIBOR. At June 30, 2011, this loan is equal to P.5,919,450.

Subsequent events:

On July 6, 2011, TELMEX entered into a loan agreement with América Móvil in the amount of P.2,000,000 maturing in July 2015. This loan bears interest with a 20-basis points margin over TIIE.

On July 7, 2011, TELMEX repaid domestic senior notes in a total amount of P.4,000,000, which was issued in July 2009.

Restrictions:

The above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At June 30, 2011, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current stockholders continue to hold the majority of the Company’s voting shares.

Long-term debt maturities at June 30, 2011 are as follows:

Años	Importe
2012*	P. 3,309,071
2013	10,854,921
2014	8,165,995
2015	7,343,655
2016 and thereafter	18,718,728
Total	P. 48,392,370

* Includes maturities from July to December, 2012.

Derivative financial instruments and hedging activities:

At June 30, 2011 and December 31, 2010, the derivative financial instruments held by the Company are as follows:

	June 30, 2011		December 31, 2010
	Notional	Fair value asset (liability)	Notional	Fair value asset (liability)
Instrument	(in millions)		(in millions)
Cross currency swaps	U.S.$ 3,097	P. 3,443	U.S.$ 3,487	P. 6,696
Forwards dollar-peso			U.S.$ 40	(21)
Interest-rate swaps in pesos	P. 16,649	(1,873)	P. 16,649	(1,526)
Total		P. 1,570		P. 5,149

The Company’s derivatives are acquired in over-the counter markets, mostly from the same financial institutions with which it has contracted its debt.

In March 2011, cross currency swaps in the equivalent of U.S.$351 million, which partially hedged the bonds with maturity in 2015 and 2019, were unwound; in addition, U.S.$40 million of cross currency swaps and U.S.$40 million of forward contracts became due. No new derivative instruments were contracted.

During the six-month period ended June 30, 2011, the change in the fair value of the cross currency swaps that offset the exchange gain on the foreign-currency denominated debt was a net charge of P.1,739,909 (net charge of P.1,323,320 in 2010).

During the six-month period ended June 30, 2011, the Company recognized in interest expense a net charge for interest rate swaps of P. 369,922 (net charge of P. 846,488 in 2010).

During the six-month period ended June 30, 2011, the ineffective portion of the cash flow hedges was a net expense of P. 459,482 (P. 360,691 in 2010), recognized in interest expense.

  Related Parties

The most relevant transactions with related parties were as follows:

	For the six months ended June 30,
	2011	2010
Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets	P. 1,972,124	P. 1,245,886
Insurance premiums, fees for administrative and operating services, security trading and others	1,234,572	1,485,474
Calling Party Pays interconnection fees and other telecommunication services	2,364,048	3,570,211
Cost of termination of international calls	355,366	330,415

Revenues:
Sale of materials and other services	895,455	922,100
Sale of long distance and other telecommunications services	2,673,873	2,458,457
Revenues from termination of international calls	235,794	396,212

7. Stockholders’ Equity

  Capital stock

At June 30, 2011, capital stock is represented by 18,032 million shares issued and outstanding with no par value, representing the Company’s fixed capital (18,158 million at December 31, 2010).

In the six-month period ended June 30, 2011, the Company acquired 126.5 million Series “L” shares for P.1,339,731.

In the six-month period ended June 30, 2010, the Company acquired 1.0 million Series “L” shares for P.10,967 and 6,900 Series “A” shares for P.76.

The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

  Dividends

At a regular meeting held on April 28, 2011, the stockholders agreed to declare a cash dividend of P.0.55 per outstanding share, to be paid in four installments of P.0.1375 each in June, September and December 2011 and in March 2012.

At a regular meeting held on April 29, 2010, the stockholders agreed to declare a cash dividend of P.0.50 per outstanding share, to be paid in four installments of P.0.1250 each in June, September and December 2010 and in March 2011. In March 2010, the Company paid the fourth installment of P.0.1150 per outstanding share, which was authorized at the regular meeting held on April 28, 2009.

The cash dividends paid in 2011 and 2010 were P.4,643,927 and P.4,273,789, respectively.

8. Segments

TELMEX primarily operates in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to local fixed-line wired service, including interconnection service. The long distance service segment includes domestic and international service. Other segments include long distance calls made from public and rural telephones, data services and other services. Additional information related to the Company’s operations is provided in Note 3. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Mexican pesos)
	Local service	Long distance	Other segments	Adjustments	Consolidated total
June 30, 2011
Revenues:
External revenues	P. 28,494	P. 9,789	P. 16,878		P. 55,161
Intersegment revenues	5,583		412	P. (5,995)
Depreciation and amortization	4,616	798	3,052		8,466
Operating income	5,142	789	6,996		12,927
Segment assets	65,915	10,783	44,438		121,136

June 30, 2010
Revenues:
External revenues	P. 30,872	P. 10,124	P. 16,007		P. 57,003
Intersegment revenues	5,610		451	P. (6,061)
Depreciation and amortization	4,728	859	3,192		8,779
Operating income	7,112	816	6,262		14,190
Segment assets	63,931	10,365	36,116		110,412

Inter-segmental transactions are reported based on terms offered to third parties. Employee profit sharing, other expenses, financing cost, equity interest in net income of affiliates and the income tax provision are not allocated to each segment, because they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Final printing

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COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT
				ACQUISITION COST	CURRENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and U.S.A.	510,138,000	45.00	510,138	781,647
Centro Histórico de la Ciudad de México, SA de CV	Real State Services	16,004,000	12.79	80,020	102,659
TM and MS, L. L. C.	Internet portal (Prodigy MSN)	1	50.00	29,621	176,519
Hildebrando, S.A. de C.V.	Information Technology Services	462,768	17.63	155,737	237,656
Other Investments		-	-	-	123,575

TOTAL INVESTMENT IN ASSOCIATES				775,516	1,422,056

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 4

BREAKDOWN OF CREDITS

(Thousands of Mexican Pesos)

Final printing

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CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	YES	16/03/2006	22/07/2014	0.7873							82,720	64,370	128,740	91,910	15,075
MIZUHO CORPORATE BANK LTD (1)	YES	15/01/2007	10/03/2018	0.7443							374,902	374,903	749,805	749,805	749,804	1,460,068
NATIXIS (3)	YES	28/02/1986	31/03/2022	2.0000							12,678	12,678	25,356	25,356	25,356	78,453

SECURED

COMERCIAL BANKS

BANAMEX (4)	NA	28/06/10	26/06/2012	5.4450	26,000	20,000
BANK OF AMERICA, N.A. (2)	YES	13/06/08	13/06/2014	0.5960										591,945
BBV ARGENTARIA (6)	YES	12/02/08	18/02/2014	0.5250										2,922,017
BBVA BANCOMER (2)	YES	30/06/06	30/06/2012	0.4960								2,959,725
CITIBANK, N.A. (2)	YES	11/08/06	11/08/2013	0.5710									5,524,820	2,762,410
CISCO SYSTEMS (3)	YES	25/04/07	30/09/2014	4.5000							118,388	118,390	189,422	130,228	35,518

OTHER

TOTAL BANKS					26,000	20,000					588,688	3,530,066	6,618,143	7,273,671	825,753	1,538,521

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET

LISTED STOCK EXCHANGE (MEXICO AND / OR FOREIGN)

UNSECURED
CERT. BURSAT TELMEX 02-4(3)	NA	31/05/2002	31/05/2012	10.2000		300,000
CERT. BURSAT TELMEX 06 (5)	NA	21/09/2006	15/09/2011	4.8598	500,000
CERT. BURSAT TELMEX 07 (3)	NA	23/04/2007	16/03/2037	8.3600						5,000,000
CERT. BURSAT TELMEX 07-2 (4)	NA	23/04/2007	16/04/2012	4.7450		4,500,000
CERT. BURSAT TELMEX 08 (3)	NA	21/04/2008	05/04/2018	8.2700						1,600,000
CERT. BURSAT TELMEX 09 (4)	NA	10/07/2009	07/07/2011	5.5850	4,000,000
CERT. BURSAT TELMEX 09-2 (4)	NA	10/07/2009	04/07/2013	5.7950				4,000,000
CERT. BURSAT TELMEX 09-3 (4)	NA	03/11/2009	30/10/2014	5.7950					4,000,000
CERT. BURSAT TELMEX 09-4 (4)	NA	03/11/2009	27/10/2016	6.0950						2,000,000
8 3/4 SENIOR NOTES PESOS (3)	YES	31/01/2006	31/01/2016	8.7500						4,500,000
5 1/2 SENIOR NOTES (3)	YES	27/01/2005	27/01/2015	5.5000											6,568,494
5 1/2 SENIOR NOTES (3)	NA	12/11/2009	15/11/2019	5.5000												4,467,788

SECURED

PRIVATE PLACEMENTS

UNSECURED

SECURED

TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					4,500,000	4,800,000		4,000,000	4,000,000	13,100,000					6,568,494	4,467,788

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST

OTHER CURRENT LIABILITIES WITH COST	NO	12/11/2010	20/10/2011								5,919,450

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST											5,919,450

SUPPLIERS

OTHER	NO	-	-	-	2,553,046
OTHER	YES	-	-	-							2,543,390

TOTAL SUPPLIERS					2,553,046						2,543,390

OTHER CURRENT AND NON-CURRENT LIABILITIES

OTHER	NO	-	-	-	13,789,999	1,910,993	116,315	109,541	109,541	650,913
OTHER	YES	-	-	-							227,959

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					13,789,999	1,910,993	116,315	109,541	109,541	650,913	227,959

GENERAL TOTAL					20,869,045	6,730,993	116,315	4,109,541	4,109,541	13,750,913	9,279,487	3,530,066	6,618,143	7,273,671	7,394,247	6,006,309

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  6 months USD Libor rate plus margin

  3 months USD Libor rate plus margin

  Fixed Rate

  TIIE rate plus margin

  TIIE rate plus margin

  JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to a 0.3980 at June 30, 2011.

- Libor at 3 months in US dollars is equivalent to 0.2460 at June 30, 2011.

- TIIE at 28 days is equivalent to 4.8450 at June 30, 2011.

- TIIE at 91 days is equivalent to 4.8798 at June 31, 2011.

- Libor at 3 months in JPY is equivalent to 0.1950 at June 30, 2011.

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at June 30, 2011. were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	2,891,204	11.84
EURO (EUR)	10,502	17.13
JAPANESE YEN (JPY)	19,891,200	0.15

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

MONETARY FOREIGN CURRENCY POSITION

(Thousands of Mexican Pesos)

Final printing

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FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS

MONETARY ASSETS	147,629	1,747,772	-	-	1,747,772

LIABILITIES	3,125,080	36,997,506	262,221	3,104,417	40,101,923
SHORT-TERM LIABILITIES POSITION	1,079,633	12,781,669	2,355	27,884	12,809,553

LONG-TERM LIABILITIES POSITION	2,045,447	24,215,837	259,866	3,076,533	27,292,370

NET BALANCE	- 2,977,451	- 35,249,734	- 262,221	- 3,104,417	- 38,354,151

FOREIGN CURRENCY USED:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	11.84
EURO	17.13
JAPANESE YEN	0.15

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

DEBT INSTRUMENTS

(Thousands of Mexican Pesos)

Final printing

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Notes:

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED

At June 30, 2011, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

DISTRIBUTION OF REVENUE BY PRODUCT

Final printing

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MAIN PRODUCTS OR PRODUCT LINE	SALES		MARKET SHARE %	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME
LOCAL SERVICE	-	19,444,667	-
LONG DISTANCE SERVICE	-	7,329,840	-
INTERCONNECTION	-	6,209,262	-
DATA	-	17,225,976	-
OTHERS	-	3,247,935	-

EXPORT INCOME
INTERNATIONAL CONNECTION	-	1,258,346	-
DATA	-	69,840	-
OTHERS	-	1,156	-

INCOME OF SUBSIDIARIES ABROAD
LONG DISTANCE SERVICE	-	308,286	-
OTHERS	-	65,323	-

T O T A L		55,160,631

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Final printing

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SERIES	NOMINAL VALUE ($)	VALID COUPON	NUMBER OF SHARES				CAPITAL SOCIAL
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE
A	0.00432	0	376,906,182	0	0	376,906,182	1,627	0
AA	0.00432	0	7,839,596,082	0	7,839,596,082	0	33,848	0
L	0.00432	0	9,814,997,736	0	0	9,814,997,736	42,377	0
TOTAL			18,031,500,000		7,839,596,082	10,191,903,918	77,852

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DERIVATIVE FINANCIAL INSTRUMENTS

Final printing

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Quarterly Report of Derivative Financial Instruments

I. Executive Summary

As of June 30, 2011, Teléfonos de México, S.A.B. de C.V. (“Telmex” or the “Company”) had cross currency swap agreements in the equivalent of U.S.$3,097 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2015 and 2019 for a total amount of U.S.$959 million and loans with maturities from 2011 to 2018 for a total amount of U.S.$2,138 million. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of P.10.7382 Mexican pesos per US dollar and an average interest rate of 28-day TIIE less a specified margin, as well as to set a fixed rate of 8.57% for the bond maturing in 2015.

In March 2011, cross currency swaps in the equivalent of U.S.$351 million, which partially hedged the bonds with maturity in 2015 and 2019, were unwound, since the Company acquired U.S.$366 million of such bonds from América Móvil, S.A.B. de C.V. to extinguish them.

At June 30, 2011, the Company had interest rate swaps in Mexican pesos for P.16,649 million to hedge the floating rate risk in local currency, fixing it at an average of 8.48%.

These transactions have been carried out based on the policies, strategies and guidelines of the Company.

II. Qualitative and Quantitative Information

i. Management discussion on the policies for using derivative instruments

The policies for using derivative instruments indicated below, are part of the Financial Risk Management Policies approved by the Board of Directors, which establish the general guidelines for the identification, management, measurement, monitoring and control of financial risks that may affect the operation or expected results of Telmex.

The Audit Committee, as a delegated body of the Board of Directors, is responsible to analyze and define the strategy to hedge or mitigate risks related to exchange rate and interest rate fluctuations of the Company’s debt, assess the Management’s results in handling derivative instruments according to the established policies and inform the Board of Directors for their knowledge and, if appropriate, ratification.

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments associating the hedges with the debt. The derivative instruments that have been selected are, mainly:

(a) instruments for purchasing US dollars at a specified future time (forwards);

(b) instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

(c) instruments to fix the floating interest rates of the debt (interest rate swaps).

The Company uses these instruments in a conservative manner, without any speculative purpose.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and goal parameters under which the hedge agreements are contracted. This strategy seeks to reduce the risk exposure of abnormal market fluctuations in the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure. Most of our derivative instruments have been designated and qualify as cash flow hedges.

Trading markets and eligible counterparties

The derivative instruments are traded in over-the-counter-markets, i.e. out of an institutionalized exchange market. The financial institutions and counterparties with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with such counterparties.

It is a policy of the Company to try to avoid the concentration of more than 25% (twenty five per cent) of the total derivatives position in a single counterparty.

Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third independent party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the prices provided by the financial intermediaries; and, in certain transactions, the counterparty is able to act as valuation agent under the applicable documentation if it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates.

All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparties in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark to market value exceeds certain credit limits (threshold amount).

The Company has the policy to keep a close watch of the volume of the transactions entered into with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

All derivative instrument transactions are executed by the Chief Financial Officer, the Assistant Director of Budget and Financial Planning or the Treasury Operation Manager, who are the only individuals registered with the financial institutions for such purposes.

Existence of an independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the International Financial Reporting Standards, are discussed with the independent auditors that validate the reasonable accounting application of the effect of such instruments in the financial statements of the Company.

ii. Generic description of the valuation techniques and accounting policies

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. At June 30, 2011, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values. The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

At June 30, 2011, our cross currency swaps position is deemed to be highly effective, with an effectiveness factor of approximately 94.9%

Also, P.11,649 million of our interest rate swaps are deemed to be highly effective, with an effectiveness factor of approximately 95.6%, while the remaining P.5,000 million were considered ineffective.

Adjustments due to early adoption of International Financial Reporting Standards

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. Telmex will be presenting financial statements in accordance with IFRS for the fiscal year ending December 31, 2011, with an official IFRS “adoption date” as of December 31, 2011 and a “transition date” to IFRS of January 1, 2010.

International Accounting Standard 39, Financial Instruments: Recognition and Measurement, requires that credit risk is taken into account when determining fair value of financial instruments. For the transition from Mexican Financial Reporting Standards to IFRS, Telmex adjusted the fair value of derivative assets and liabilities determined under Mexican FRS with the non performance risk. Therefore, the fair value of derivative assets and liabilities position is net of a credit valuation adjustment attributable to Telmex’s “own credit risk” and derivative counterparty default risk. Non performance risk amounted P.112 million at June 30, 2011 (P.247 million at December 31, 2010).

iii. Management discussion on internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were contracted.

In March 2011, cross currency swaps in the equivalent of U.S.$351 million, which partially hedged the bonds with maturity in 2015 and 2019, were unwound; in addition, U.S.$40 million of cross currency swaps and U.S.$40 million of forward contracts became due. No new derivative instruments were contracted.

During the six-month period ended June 30, 2011, the change in the fair value of the cross currency swaps that offset the exchange gain of the foreign-currency denominated debt was a net charge of P.1,740 million (net charge of P.1,323 million in the same period of 2010).

Additionally, in the six-month period ended June 30, 2011, the Company recognized in interest expense a net expense for interest rate swaps of P.370 million (net expense of P.846 million in the same period of 2010).

During the six-month period ended June 30, 2011, the ineffective portion of cash flow hedges was a net expense of P.459 million (net expense of P.361 million in the same period of 2010), recognized in interest expense.

During the first semester of 2011, no margin calls had been required. To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

Derivative instruments summary at June 30 and March 31, 2011.

Figures in thousands of Mexican Pesos and US Dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of Underlying Asset Variable of Reference		Fair Value		Maturity Amounts per year	Collateral / Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (Principal and interests)
Cross Currency Swap	Hedging	US Dollar	US Dollar	TIIE	TIIE	MXN	MXN
		2,850,320	2,850,320	4.8450	4.8450	2,564,806	2,951,055	(1)
				EXCHANGE RATE	EXCHANGE RATE
				11.8389	11.9678

Cross Currency Swap	Hedging	YEN	YEN	TIIE	TIIE
		19,891,200	19,891,200	4.8450	4.8450	878,475	846,956	(2)
				EXCHANGE RATE	EXCHANGE RATE
				0.1469	0.1445

Exchange Rate Hedges (Interests only)
Interest Rate Swap	Hedging	MXN	MXN	TIIE	TIIE	MXN	MXN
		16,649,250	16,649,250	4.8450	4.8450	(1,873,497)	(1,197,552)	(3)
Total						1,569,785	2,600,459

(*) Of our hedge agreements, 59% of the total hedge amount include margin calls, when the market value exceeds the amounts of the lines of credit that we have in the amount of USD$425 million.

(1) These swaps hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a specified margin and with an average life of 3 years.

(2) These swaps hedge debt position in Yens with the obligation of paying $2,000 million in Mexican pesos (equivalent to USD$247 million) at a floating rate and with maturity in February 2014.

(3) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.48% and with an average life of 6 years.

III. Sensitivity Analysis

In the case of the Company, the sensitivity analysis for changes in the fair value of derivative financial instruments that are in the correlation range of 80% to 125% of effectiveness is not presented, since they are carried out for hedging purposes and therefore, any change in variables (i.e. exchange rates and interest rate) that affect the cash flows of the hedged debt (primary position) would be offset by the changes in the cash flows of the derivative instruments.

Sensitivity analysis for potential losses in fair value considering scenarios of hypothetical, instantaneous and unfavorable changes in interest rates is presented for derivative financial instruments deemed ineffective.

A hypothetical decrease in the value of the underlying asset (interest rate) of 10%, 25% and 50%, would result in an additional charge to the Company’s income statement as follows:

Sensitivity Analysis

Underliying Asset Changes

(figures in million)

				At June 30, 2011		Additional Potential Loss (Pesos)
Type of Derivative	Purpose of Hedging/ Negotiation	Type of Currency	Notional Amount	Value of Underlying Asset	Fair Value (Pesos)	Variation in the value of underlying asset
						- 10%	- 25%	-50.00%
Cross currency swap (1)	Hedging	US Dollar	2,850	4,845% E.R. 11.8389	2,565	-	-	-
Cross currency swap (1)	Hedging	YEN	19,981	4,845% E.R. 0.1469	878	-	-	-
Interest rate swap (1)	Hedging	Peso	11,649	4.845%	(1,433)	-	-	-
Interest rate swap (2)	Hedging	Peso	5,000	4.85%	(440)	(168)	(432)	(907)
Total					1,570	(168)	(432)	(907)

(1) Hedges deemed as highly effective (a sensitivity analysis is not applicable).

  (2) Hedges deemed as ineffective.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 2 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT AV. SAN FERNANDO No.649, COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10 TH . FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

LEGAL DIRECTOR

LIC. SERGIO F. MEDINA NORIEGA

PARQUE VIA 190 - 2 ND . FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25

55 46 43 74

smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5 TH . FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Final printing

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BOARD OF DIRECTORS

DIRECTORS	ALTERNATE DIRECTORS
CARLOS SLIM DOMIT.- PRESIDENT	JOSÉ HUMBERTO GUTIÉRREZ OLVERA Z.
ANTONIO COSÍO ARIÑO	ANTONIO COSÍO PANDO
ANTONIO DEL VALLE RUIZ	- - - - - - - - - - - - - - - - - - - - - -
LAURA DIEZ BARROSO DE LAVIADA	- - - - - - - - - - - - - - - - - - - - - -
AMPARO ESPINOSA RUGARCÍA	- - - - - - - - - - - - - - - - - - - - - -
ELMER FRANCO MACÍAS	MARCOS FRANCO HERNAIZ
DANIEL HAJJ ABOUMRAD	- - - - - - - - - - - - - - - - - - - - - -
ROBERTO KRIETE ÁVILA	- - - - - - - - - - - - - - - - - - - - - -
JOSÉ KURI HARFUSH	EDUARDO TRICIO HARO
ÁNGEL LOSADA MORENO	JAIME ALVERDE GOYA
FRANCISCO MEDINA CHÁVEZ	- - - - - - - - - - - - - - - - - - - - - - - -
JUAN ANTONIO PÉREZ SIMÓN.- VICEPRESIDENT	- - - - - - - - - - - - - - - - - - - - - - - -
MARCO ANTONIO SLIM DOMIT	EDUARDO VALDÉS ACRA
PATRICK SLIM DOMIT	OSCAR VON HAUSKE SOLÍS
HÉCTOR SLIM SEADE	JORGE A. CHAPA SALAZAR
FERNANDO SOLANA MORALES	- - - - - - - - - - - - - - - - - - - - - - - -
MICHAEL J. VIOLA	- - - - - - - - - - - - - - - - - - - - - - - -
MICHAEL BOWLING	- - - - - - - - - - - - - - - - - - - - - - - -
RAFAEL KALACH MIZRAHI	- - - - - - - - - - - - - - - - - - - - - - - -
RICARDO MARTÍN BRINGAS	JORGE C. ESTEVE RECOLONS
EXECUTIVE COMMITTEE
DIRECTORS
ALTERNATE DIRECTORS
1.- CARLOS SLIM DOMIT.- President
1.- OSCAR VON HAUSKE SOLÍS
2.- JUAN ANTONIO PERÉZ SIMÓN
2.- ANTONIO COSÍO ARIÑO
3.- HÉCTOR SLIM SEADE
3.- DANIEL HAJJ ABOUMRAD
4.- MICHAEL J. VIOLA
4.- MICHAEL BOWLING
AUDIT COMMITTEE
CORPORATE PRACTICES COMMITTEE
1.- RAFAEL KALACH MIZRAHI.- President
1.- JUAN ANTONIO PÉREZ SIMÓN.- President
2.- JOSÉ KURI HARFUSH
2.- JAIME ALVERDE GOYA
3.- ANTONIO COSÍO ARIÑO
3.- ANTONIO COSÍO PANDO

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/ __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - SECOND QUARTER 2011, JULY 19, 2011.